Exhibit 99.2

 Controlling inflammation  CORPORATE PRESENTATIONNovember 2021

 Important Notice and DisclaimerThis presentation has been prepared by InflaRx N.V. (“InflaRx”), a US-Nasdaq publicly listed Dutch company having its principal place of business in Germany. This presentation is made for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities. The information set forth herein does not purport to be complete or to contain all of the information you may desire. Statements contained herein are made as of the date of this presentation unless stated otherwise, and neither the delivery of this presentation at any time, nor any sale of securities, shall under any circumstances create an implication that the information contained herein is correct as of any time after such date or that information will be updated or revised to reflect information that subsequently becomes available or changes occurring after the date hereof.This presentation may contain forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our clinical results and other future conditions. All statements other than statements of historical facts contained in this presentation, including statements regarding future results of operations and financial position, business strategy, current and prospective product candidates, planned clinical trials and preclinical activities, product approvals, research and development costs, current and prospective collaborations, timing and likelihood of success, expectations regarding market acceptance and size, plans and objectives of management for future operations, and future results of anticipated product candidates, are forward-looking statements. These risks and uncertainties include those described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and InflaRx’s own internal estimates and research. While InflaRx believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources.  In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions.  Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.InflaRx N.V. has an effective shelf registration statement (including a prospectus) on file with the SEC. This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Company's securities. Any offering of securities will be made only by means of a prospectus supplement, which will be filed with the SEC. In the event that, the Company conducts an offering, you may obtain a copy of the prospectus supplement and accompanying prospectus for the offering for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will arrange to send such information if you request it.  InflaRx n.v. | Winzerlaer Str. 2, 07745 Jena, Germany, Email: info@inflarx.com, Tel: +49-3641-508180, www.inflarx.com

Investment Highlights

InflaRx's Approach: Targeting Complement to Control Autoimmune Diseases



Leading Proprietary Anti-C5a Technology

- Complete and selective blockade of the biological activity of C5a in vitro and in vivo
- Strong patent coverage on anti-C5a technology until end of 2030 / 2035 with extension

Established Clinical Efficacy for Vilobelimab (IFX-1):

- Proven anti-inflammatory effect in multiple Phase II studies; favorable safety profile & excellent tolerability in >300 patients
- Statistically significant reduction of inflammatory lesions and impressive long-term efficacy in Hidradenitis Suppurativa (HS)
- Encouraging Phase II data in patients with Severe COVID-19 and positive Phase IIa data in Pyoderma Gangraenosum (PG)
- Positive Phase II data in both the US & EU ANCA-associated vasculitis (AAV) trials

Multiple Near-Term Inflection Points

- **HS**: FDA supportive of pivotal study program that focuses on patients with active draining tunnels and a new primary endpoint that will measure the reduction of all three HS lesions - including draining tunnels; Pivotal trial protocol to be submitted to the FDA in Q4 21
- **Severe COVID-19**: Phase III trial enrollment finalized; topline data expected in Q1 2022

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inflaRx

 Pipeline with Multiple Opportunities  4    Franchise  Indications  Pre-Clinical  Phase I  Phase II  Phase III  Update  Vilobelimab(IFX-1)C5a Inhibitor    Hidradenitis Suppurativa (HS)           Phase IIb completedFDA supportive of new primary endpoint; Pivotal trial protocol to be submitted to the FDA in Q4 21      Pyoderma Gangraenosum (PG)          Positive Phase IIa open label results      Severe COVID-19          Phase II/III study: Phase II results published; Phase III fully enrolled, topline data expected Q1 2022      ANCA-Associated Vasculitis (AAV)          Phase II: Positive data in both the US and EU trials      Cutaneous Squamous Cell Carcinoma (cSCC)          Phase II trial: first patient dosed in June 2021  IFX-2C5a Inhibitor  Undisclosed Chronic Inflammatory and Autoimmune Diseases            Developing for optimized use for other chronic inflammatory indications          Life-threatening Inflammatory Diseases  Immunodermatology  Oncology

The Terminal Complement Pathway

C5a concentration in blood:
10 ~ 30 ng/ml
(~1-2.5 nM)

upregulated in many tissues during inflammation


C5
C5 concentration in blood:
~75 µg/ml (~400 nM)
C5a
C5b
other ligands:
C3a, ASP, C4a etc
Membrane Attack Complex (MAC)
triggers lysis of pathogens
strong amplifier
of inflammation
C5b-9 = MAC
C5aR
C5L2
other signalling involved e.g. in
triglyceride synthesis, etc.
❖ cell activation
❖ cytokine generation
❖ PKC-signaling
❖ HMGB-1 induction* (Inflammasome)
INFLAMMATION

C5L2 has a different binding pocket for C5a compared to other ligands like C3a, ASP, etc. and this causes different cell signaling.* The C5a signaling has been shown to be pro-inflammatory.**

* Kalant D. et. al. J. Biol. Chem. 2003, 278 (13) 11123–11129
**Rittirsch et al. Nat Med. 2008 May ; 14(5): 551; Colley et al. MABS. 2018,10 (1), 104Songlin et. al. J. Biol. Chem. 2019; 294(21) 8384–839 Muenstermann et al.. Virulence, 2020; 10(1) 677-694

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 Vilobelimab (IFX-1) for Hidradenitis Suppurativa

Hidradenitis Suppurativa (HS)

A chronic severely debilitating C5a-driven inflammatory skin condition with high unmet need

HURLEY STAGING FOR HS



Stage I

Single / multiple abscesses but no sinus tracts or scarring



Stage II

Single or multiple separated, recurrent abscesses with tract formation and scarring



Stage III

Multiple interconnected tracts and abscesses involving an entire anatomic region

CLINICAL FEATURES

- Chronic, inflammatory, recurrent, debilitating skin disease of the hair follicles
- Most commonly in the armpit, groin and genital regions
- Extremely painful inflammatory nodules, boils or abscesses
- Draining fistulas leading to considerable scarring and functional disability
- Hurley staging system used to classify progression / chronicity (Stage I – III)

PREVALENCE

- Up to 200,000 moderate to severe (Hurley II+III) HS patients in US
- Higher prevalence in Europe with reports > 1% total HS prevalence

CURRENT TREATMENT – MEDICAL NEED

- Humira® (adalimumab) (TNF-alpha inhibitor) from AbbVie is the only approved biological in US and Europe
- Accepted (but not approved) standard of care (SOC) includes topical, oral or i.v. antibiotics
- In some instances, surgery is required
- Approximately 50% of patients with moderate to severe HS do not respond and about 50% of responder patients lose response to Humira*

* Combined Phase III trial data for Humira: response measured by HiSCR 50 and KOL quotes in LifeSci Capital initiation report 12/2018

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Hidradenitis Suppurativa (HS)
Phase IIb SHINE study details

Main Period: n = 177 treated

Arm	Dose
Placebo	
Vilobelimab minimal dose	(400 mg q4w)
Vilobelimab low dose	(800 mg q4w)
Vilobelimab medium dose	(800 mg q2w)
Vilobelimab high dose	(1200 mg q2w)

Open Label Extension Period (OLE): n = 156

Group	Dose
Week 16 HiSCR Responders: Vilobelimab low dose	(800 mg q4w)
Week 16 HiSCR Non-Responders: Vilobelimab medium dose	(800 mg q2w)

Important Note: Patients entering the OLE were not unblinded to their initial therapy

Screening | **16 weeks (double blind)** | **28 weeks (24 weeks treatment + 4 weeks observation)**

TOTAL TREATMENT TIME: 9 months (week 40) + 1 month observation (week 44)

MAIN GOALS

- Test a dose-dependent effect of vilobelimab on HiSCR* response at week 16 (primary endpoint)
- Assess long-term safety of vilobelimab
- Test durability of response with lower maintenance therapy in open label extension period

*HiSCR response defined as: At least 50% reduction in total AN count (abscesses & inflammatory nodules) with no increase in the number of abscesses from baseline and no increase in the number of draining fistulas from baseline

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SHINE Study and Next Steps in HS Development

RESULTS

- HiSCR primary endpoint and dose response signal not met but there was a signal towards improved AN count
- Statistically significant change in draining tunnels (DT) and in ANdT count detected
- Open label extension: in the responder group, 71% maintain HiSCR response by week 40; In the non-responder group, 42% become HiSCR responders by week 40

OUR CONCLUSIONS

- HiSCR is burdened by high variability (driven by AN count variability) and does not capture reduction of draining tunnels
- Evidence for a high C5a turnover rate in HS, leading to increased dose requirements of vilobelimab
- Vilobelimab leads to marked reduction in all inflammatory lesions, with a durable long-term effect detected even at sub-optimal doses
- Vilobelimab long-term treatment was well tolerated, no drug related serious adverse events (SAEs) in OLE phase

CURRENT STATUS & NEXT STEPS

- **FDA Type A Meeting (August 2021)**
  - Received feedback from FDA within its Type A meeting **supportive of a new primary endpoint measuring reductions in all three inflammatory HS lesions** – including **draining tunnels**
  - Pivotal development program will focus on patients suffering from **moderate to severe HS with active draining disease**, as supported by the FDA
  - FDA feedback will be incorporated in pivotal study protocol and **submitted in Q4 2021. Study activities will begin upon protocol approval by FDA**

At end-of-Phase II meeting in June 2020, FDA agreed to the Phase III dosing regimen, a higher dose than studied in the Phase IIB SHINE study.

ANdT Count = Total number of combined inflammatory nodules, abscesses and draining tunnels
AN Count = Total number of combined inflammatory nodules and abscesses

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inflaRx

 Vilobelimab (IFX-1) for Pyoderma Gangraenosum

Pyoderma Gangraenosum (PG)

AN AUTOIMMUNE CONDITION WITH HIGH UNMET NEED





CLINICAL FEATURES

- PG is a rare but potentially life-threatening skin disorder that can lead to chronic, highly painful and difficult-to-treat wounds
- Many PG patients also suffer from other autoimmune disorders, such as ulcerative colitis, rheumatoid arthritis, and hematological diseases
- Patients suffer from severe pain, long healing times, and frequent relapses

INCIDENCE

- Rare - Estimated that up to 50,000 patients in the US and Europe are affected

CURRENT TREATMENT – MEDICAL NEED

- No drugs currently approved in the US or EU
- For less severe cases, topical or intralesional treatments can be used, including topical steroids
- Use of systemic immunosuppression in rapidly progressing cases
- Mixed reports about efficacy, long treatment durations, relapses are frequently seen

› Strong rationale for treatment with vilobelimab: PG associated with neutrophilic skin infiltration in affected areas and lesions, potentially triggered by C5a.

Photo Source: InflaRx study

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inflaRx

PGA Score – Physician's Global Assessment Score

PGA SCORE IN THIS TRIAL

- PGA classifies physician-assessed target ulcer improvement compared to photography at Day 1
- No PGA score at baseline (Day 1)
- PGA score is collected from Day 4 until end of study
- **PGA score of ≤ 3 is considered clinical response**
- **PGA score of ≤ 1 is considered clinical remission and closure of target ulcer**

PGA SCORE

0	Completely clear	except for possible residual hyperpigmentation
1	Almost clear	very significant clearance (about 90%); however, patchy remnants of dusky erythema and/or very small ulceration
2	Marked improvement	significant improvement (about 75%); however, a small amount of disease remaining (i.e., remaining ulcers, although have decreased in size, minimal erythema and/or barely perceptible border elevation)
3	Moderate improvement	intermediate between slight and marked; representing about 50% improvement
4	Slight improvement	some improvement (about 25% up to 50%); however, significant disease remaining (i.e., remaining ulcers with only minor decrease in size, erythema or border elevation)
5	No change from baseline	
6	Worse	

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 Phase IIa Study Design  13          800mg  Group 1 N= 6    Initiation  Day 1-8, 3 doses         Maintenance  Day 15-43, 3 doses   PGA ≤ 4  PGA > 4        800mg Q2W    Individual titration  Day 57-189, 9 doses       1600mg Q2W    800mg  Completed    Observation  Day 219 & 249            800mg  Group 2 N= 6      PGA ≤ 4  PGA > 4        1600mg Q2W      2400mg Q2W    1600mg  Completed            800mg  Group 3 N= 7            2400mg Q2W    2400mg  Ongoing  Sequential enrollment of 19 patients reached in April 2021Primary endpoint: Safety Key secondary endpoints: Responder rate defined as PGA ≤3; Time to complete closure of target ulcer  Uptitration to the next dose on day 57 if PGA > 4 and at least 5 patients treated with the current dose showed no safety issues  *  *  *

 Study Results – Group 1 (Low Dose)PGA-line plot of absolute values over time by patient (Actual days displayed acc. to visit windows)   14  Two patients (02 and 05) achieved complete remission of target ulcerOne patient (01) with initial response and fluctuating PGAPatients 02 and 05 stopped treatment before Day 189 based on investigator decision because of complete disease remissionPatient 03 dosed until Day 130 but stopped treatment due to Covid situation. No follow up.   PGAscore  Group 1 Results    Six evaluable subjects:  01  02  03  04  05  06  Uptitration to 1600mg on day 57 if PGA > 4 and at least 5 patients treated with 800mg show no safety issues. Applied to patient 06  Day 57  *  Planned End ofTreatment Visit  PlannedMid Term Assessment  *          Planned Obs. End     earlier treatment stop

 Study Results – Group 2 (Medium Dose)PGA-line plot of absolute values over time by patient (Actual days displayed acc. to visit windows)  15  One patient (10) out of four healed upon up-titration to 2400mg group on day 57 with PGA = 0 since visit 12 (closure of large target ulcer area)Two patients (08, 09) showed temporary response, not considered responder Two patients (11, 12) discontinued early in study and were non-evaluable  Group 2 Results    07  08  09  10  11  12      Uptitration to 2400mg on day 57 if PGA > 4 and at least 5 patients treated with 1600mg show no safety issues. Applied to patients 09 and 10.  PGAscore  Four evaluable patients:  *  *  *  Day 57        Planned End ofTreatment Visit  PlannedMid Term Assessment  Planned Obs. End   earlier treatment stop

Study Results – Group 3 (High Dose)
PGA-line plot of absolute values over time by patient (Actual days displayed acc. to visit windows)



PGA score
Seven evaluable patient:
13 *
14
15
16
17
18
19
6
5
4
3
2
1
0
1
15
43
99
189
249
earlier treatment stop
Planned Mid Term Assessment
Planned End of Treatment Visit
Planned Obs. End

* Patient 13 was discontinued from treatment after day 71 due to delayed availability of pos. baseline TB testing result (exclusion criterion). No re-activation of TB reported up to end of observation.

Group 3 Results

- Six patients out of 7 achieved PGA score of ≤ 1 (remission)
- One patient (18) experienced target ulcer area decrease >50%; however, new PG lesions developed
- Patient 19 with complicated disease course
  - Pre-existing diabetes and wound infection in target ulcer area on day 1 with start of antibiotics
  - Wound infection and local progression in target ulcer area on day 50
  - Broad spectrum antibiotics and cyclosporin A starting day 50
  - Closure of target ulcer on day 127
- Patient 16 started 10 mg/d prednisone on day 72 (allowed per protocol)

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   Study Results – Group 1 and Group 2C5a levels  17  Patient 10 in Group 2 reached clinical remission at Day 99 after uptitration to 2400mg at Day 57  Clinical observations    Group 1  Group 2  1*  2**  3*  4*  5**  6*    7*  11  8*  12  9  10**  Patient Number  Patient Number  Patients 6, 9, and 10 were uptitrated on day 57  *  *  *  *  * Responder (PGA Score ≤ 3)** Responder in remission (PGA ≤1)    Values not available

 18  Clinical observations    Six patients reached PGA≤1Patient 18 only showed minor improvement of target ulcer but no remission      13 **  14 **  15 **  16 **  17 **  18   19 **  Patient Number  Study Results – Group 3C5a levels  ** Responder in remission (PGA ≤1)    Values not available

Summary and Conclusion

SAFETY CONCLUSION

- No infusion-related reactions observed
- For 2 patients, related SAEs were reported:
  - Erysipelas leading to hospitalization (judged as non-related by sponsor)
  - Rash due to delayed hypersensitivity reaction
- Observed AE profile in line with patients' underlying diseases
- No dose-related AE detected

CLINICAL RESPONSE CONCLUSION

- Out of 17 evaluable patients at end of treatment visit or day of last drug administration
  - Clinical Remission (PGA ≤ 1): 9 patients (53%)
  - Clinical Response (PGA ≤ 3): 1 additional patient (6%)
  - Slight Improvement (PGA = 4): 7 patients (41%)
- **High Dose Group shows highest rate of target ulcer closure and clinical remission (85.7%)**

WE WILL MEET WITH FDA TO DISCUSS NEXT STEPS

Vilobelimab Q2W shows good safety and tolerability
Evidence for dose-dependent drug activity in PG

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inflaRx

 Patient Case Studies in PG

       Patient 10 Case Study  21     MH: PG since Jun 2019, Hypertension since 1998; Study Day 1: Feb 2021  Cohort 2: 1600 mg Q2W, individual uptitration to 2400 mg at D57, treatment completedPrevious PG medication: Methylprednisolone only in Jun 2019, Dapsone Jun 2019- Aug 2020, Cyclosporine Oct 2019- Aug 2020 -> ulcer healed and reappeared soon after discontinuation of immunosuppressants  Concomitant Medication: Prednisone 10 mg for PG since October 2020  Day 189, V16 (20 days after last vilo. admin.)  PGA = 1  Area: 0.00 mm2  Baseline    Area: 3695 mm2  Day 99  PGA = 1   Area: 0.00 mm2  Target ulcer reappeared in August 2020

       Patient 14 Case Study   22     MH: PG since October 2018, Obesity since longer time (no exact day available)Treatment Start: February 2021  Cohort 3: 2400 mg Q2W treatment completedPrevious PG medication: Ciclosporin and methylprednisolone October 2018 – September 2019, failed. Dapsone September 2020 – November 2020.  Concomitant Medication: Prednisone 10 mg since October 2018  Day 189, V16 (20 days after last IFX-1 admin.)   PGA = 1  Area: calculation not yet available  PG treatment history: ciclosporin, dapsone    Baseline    Area: 1285 mm2  Day 99  PGA = 2   Area: 0.0 mm2

       Patient 13 Case Study   23     MH: PG since August 2020, Psoriasis since 2017Treatment Start: March 2021Previous PG medication: None  Cohort 3: 2400 mg Q2W up to Day 85  exclusion after 9 doses due to delayed availability of pos. baseline TB testing result (no TB activation!)  Concomitant Medication: Adalimumab for psoriasis 40 mg QD since 2017   Day 89, end of treatment visit  PGA = 1  Area: calculation not yet available  Baseline    Area: 1136 mm2  Day 85  PGA = 1   Area: 0.00 mm2  Target ulcer opened in November 2020 while on stable adalimumab

 Vilobelimab (IFX-1) for ANCA-associated vasculitis

ANCA-Associated Vasculitis (AAV)

A LIFE-THREATENING AUTOIMMUNE CONDITION


Bb
C3d
C5b-9
AAV
Normal
AAV
Normal
a
b
c
d
e
f
g
h
i
j
k
l

Source: Chen, Jayne and Zhao. Complement in ANCA-associated vasculitis: mechanism and implication for management

CLINICAL FEATURES

- Rare, life-threatening autoimmune disease, characterized by necrotizing vasculitis
- Life-threatening flare phases affect organs, leading to potentially fatal organ dysfunction and failure
- Predominantly affects small vessels associated with anti-neutrophil cytoplasmic antibodies, or ANCA
- Disease activity is assessed using Birmingham Vasculitis Activity Score v3 (BVAS)

PREVALENCE

- Approx. 40,000 AAV patients in the US
- Approx. 75,000 AAV patients in Europe
- Orphan drug market

CURRENT TREATMENT – MEDICAL NEED

- Induction of remission critical during flare phases – induction treatment differs from maintenance therapy and consists of high dose corticosteroids plus either cyclophosphamide or rituximab plus recently approved avacopan
- Induction of remission therapy with high-dose corticosteroids has significant side effects

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inflaRx

AAV, Life-threatening Autoimmune Condition
Clinical PoC established for role of C5a / C5aR pathway in AAV

ROLE OF C5A IN AAV

- Anti-neutrophil cytoplasmic auto-antibodies induce C5a activation leading to neutrophil-endothelial cell adherence and neutrophil activation --- causing neutrophil-driven vascular damage[1,2]
- C5a shown in mouse model to be essential for development of MPA-ANCA crescentic glomerulonephritis[3]
- Role of C5a / C5aR pathway in AAV established through recent approval of chemical C5aR inhibitor
- Both C5a receptors, C5aR and C5L2, are involved in C5a-induced neutrophil degranulation in ANCA primed neutrophils[4]

1. Halbwachs et al. J Am Soc Nephrol. 2012 23(9):1449
2. Chen et al. Nat Rev Nephrol. 2017 13(6):359
3. Schreiber et al. J Am Soc Nephrol. 2009 20(2): 289
4. Hao et al. Plos One. 2013 8(6):e66305

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Phase II Study in AAV in the US (IXPLORE) Results

PHASE II TOPLINE RESULTS

- Three-arm, placebo-controlled trial with 16 weeks of treatment and 8 weeks follow-up (n=19)
- **Primary endpoint met: safe and well-tolerated** in patients with AAV when added to SOC;
  - Observed TEAEs are reflective of the disease and SOC treatment
- **Efficacy endpoints** (study not powered for statistical significance**):**
  - All three treatment groups showed **a strong clinical response** (50% reduction in BVAS) **at week 16**
  - **Clinical remission** (BVAS = 0): **higher number & percentage of patients in remission in vilobelimab groups at various timepoints** compared to SOC plus placebo



Patients with BVAS = 0 (%)
80%
60%
40%
20%
0%
wk 4
wk 8
wk 12
wk 16
wk 20
wk 24
SOC + combined vilobelimab groups
SOC + placebo

TEAEs: Treatment-emergent adverse events

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inflaRx

 Phase II Study in AAV in EU (IXCHANGE)Study Design  28  Study (total enrolled: n=57**)Primary objective: Proof of concept for efficacy of vilobelimab as replacement for glucocorticoid (GC) therapy in GPA and MPA Secondary objectives: To assess safety and tolerability of vilobelimab & compare toxicity of standard-dose GC with vilobelimab        Treatment: 16 weeks  Follow up: 8 Weeks      Remission Induction Phase      Maintenance Phase  Vilobelimab + SOC with reduced GC (n=15)  placebo + SOC incl. GC (n=15)  A  B  Week 24                        Week:  Part 1        Treatment: 16 weeks  Follow up: 8 Weeks      Remission Induction Phase      Maintenance Phase  Vilobelimab + SOC w/o GC (n=18)  placebo + SOC incl. GC (n=9)  C  B                        Dosing scheme:  Dosing scheme:  2  4  6  8  10  12  14  16  SOC = rituximab or cyclophosphamideGC = glucocorticoids  Maintenance Therapy:remain on SOC or transition to guideline maintenance therapy*    20      Safety analysis  Part 2    * Guideline maintenance allows for: azathioprin / methotrexate / mycophenolate mofetil / low dose corticosteroids** Enrolled two more patients on Part 2 over the goal

Phase II Study in AAV in the EU (IXCHANGE) Results

PHASE II TOPLINE RESULTS (IXCHANGE)

- Study demonstrated proof of concept for the use of vilobelimab to reduce use of GC therapy in subjects with Granulomatosis with Polyangiitis (GPA) and Microscopic Polyangiitis (MPA); achieved comparable efficacy to standard of care GC therapy
- Use of vilobelimab instead of GC led to a substantially lower observed glucocorticoid toxicity when compared to the SDGC and RDGC groups
- Total mean accumulative dose of GC administered after screening until end of study was approximately 7 times lower in vilobelimab only group compared to the SDGC
- Lowest vasculitis damage index (VDI) total score at week 16 in vilobelimab only group
- Vilobelimab demonstrated good safety and tolerability with lowest reported TEAEs in the vilobelimab only treatment arm

SDGC = High dose steroid SOC; RDGC = Reduced dose GC

BVAS Week 16 Endpoint Phase II IXCHANGE Trial

Treatment Groups	BVAS 50% (Clinical Response)	BVAS=0 (Clinical Remission)
Vilobelimab + no GC	16/18 (89%)	14/18 (78%)
High dose steroid SOC (SDGC)	22/23* (96%)	20/23* (87%)
Vilobelimab + low dose GC (RDGC)	10/13** (77%)	10/13** (77%)
Total vilobelimab	26/31** (84%)	24/31** (77%)

*1 missing at week 16 ; **2 missing at week 16

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inflaRx

 Phase II Study in AAV in the EU (IXCHANGE): Use of GC and GC-induced toxicity  30  Cumulative Glucocorticoid intake (Day -28 to Day 1)  Cumulative GC intake (-28 to day 1 mg)      Prednisone equivalent dose (mg)  Vilobelimab (No GC)(N=18)  SDGC(N=24)  Vilobelimab + RDGC(N=15)  Subjects with no GC intake within period  1  1  1  Subjects with GC intake within period  17  23  14  Mean  1894.7  1750.1  2438.8  Cumulative Glucocorticoid intake during study (after screening)  Cumulative GC intake (-28 to day 1 mg)      Prednisone equivalent dose (mg)  Vilobelimab (No GC)(N=18)  SDGC(N=24)  Vilobelimab + RDGC(N=15)  Subjects with no GC intake within period  2  0  0  Subjects with GC intake within period  16  24  15  Mean  541.9  3751.3  1485.8  * GTI=Glucocorticoid Toxicity Index (version 1). This index scores change in Body Mass Index, change in glucose tolerance, change in blood pressure, change in blood lipids, steroid myopathy, skin toxicity, neuropsychiatric toxicity, infections and other. Score can vary from -35 to +410, with higher numbers indicating higher observed toxicity.  Boxplot of GTI* composite score at week 16          0.8(mean)  45(mean)  26(mean)

 Vilobelimab (IFX-1) for Severe COVID-19

Design of Phase II/III study with Vilobelimab in Severe COVID-19

STUDY DESIGN

- Critically ill intubated* patients with COVID-19 induced pneumonia
- Phase III primary endpoint: 28-day all-cause mortality
- Other key endpoints include assessments of organ support, disease improvement on ordinal scale

STATUS

- **Phase 2 part completed:** Encouraging topline results published
- **Phase 3 part fully enrolled: *369 patients*** Topline data expected by Q1 2022
- IDMC recommended continuing the trial at interim analysis (180 patients evaluated)



Phase II Part
Analysis
Phase III Part
Open-label
Vilobelimab + BSC (n=15)
Best supportive care (n=15)
800mg i.v.
28 days
Dosing scheme:
Day: 1 2 4 8 11-13 15 22
Double-blinded
Vilobelimab + SOC** (n=90 + 90)
placebo + SOC** (n=90 + 90)
800mg i.v.
28 days
Blinded Interim Safety Analysis after 180 pts
Continue to full enrollment of 180 +180 patients
28 days
COMPLETED
ONGOING

* In Phase III part, eligible patients must be early intubated. In the Phase II part, patients were enrolled if either early intubated or dependent on oxygen delivery

** SOC includes venous thromboembolism prophylaxis at a minimum and may include other specific recommended treatments for COVID-19 per the locally adopted treatment recommendation

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Phase II Part Results: Overview

PHASE II STUDY RESULTS*

- **Primary endpoint:** No difference detected in improvements between groups in PaO2/FiO2 ratio
  - High variability between patients
  - Conclusion: Endpoint not suitable as response parameter
- **Key secondary and other endpoints - Observed effects with vilobelimab compared to best standard of care:**
  - **50% lower all-cause mortality rate** (13% in vilobelimab group vs 27% for control group)
  - **Fewer patients experienced renal impairment** assessed by estimated glomerular filtration rates
  - **Faster reversal of blood lymphocytopenia**
  - **Reduction in tissue damage**: Greater lowering of lactate dehydrogenase concentrations
  - Temporary but **statistically significant increase in D-dimer levels** in first days after vilobelimab administration - **potential signal of induction of blood clot lysis**

* Vlaar, A et al. *Lancet Rheumatol 2020.* https://doi.org/10.1016/S2665-9913(20)30341-6

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 Vilobelimab (IFX-1) in Oncology

Cutaneous Squamous Cell Carcinoma (cSCC)

PD-1 or PD-L1 Inhibitor Resistant/Refractory Locally Advanced or Metastatic Patients

POTENTIAL ROLE OF C5A IN ONCOLOGY & cSCC

- **C5a induces an immunosuppressive tumor microenvironment**
  - Accumulation of immunosuppressive MDSC and M2 macrophages[1]
  - Induction of PD-L1 expression on TAM[1,2]
  - PD-L1 + TAM are predictive of worse outcome of PD-1 inhibitor treatment[3]
- **C5a promotes metastases**
  - Increase of EMT, tumor cell motility and vascular permeability[4]
- **C5a is readily available in the tumor environment and may promote tumor growth directly**
  - Tumor cells, immune cells and coagulation pathway generate C5a[5]
  - Tumor cells inhibit complement deactivation[2]
  - C5aR expression increased in many epithelial tumors, incl. cSCC[1]

DISEASE INFORMATION cSCC

- Risk factors include HS, cumulative UV radiation, irradiation, chronic inflammatory processes, immunosuppression, β-HPV infection, BRAF-inhibitor treatment (e.g., vemurafinib, dabrafenib)[6]
- **Estimated incidence: 15-35 per 100,000 people**; expected to increase 2-4% per year; **Metastasizes in approximately 2-5%** of cases[7,8,10]
- Advanced SCC 10-year survival rates **<20%** with regional lymph node involvement and **<10%** with distant metastases; Distant metastases have median survival of <2 years[7,9]
- PD-1 checkpoint inhibitors pembrolizumab or cemiplimab are FDA approved for locally advanced, recurrent or metastatic cSCC (see FDA labeling)
- No treatment is available for PD-1 or PD-L1 resistant or refractory patients

Inhibition of C5a signaling in the tumor microenvironment may decrease tumor growth
Combination of C5a with PD-1 checkpoint inhibition could reverse resistance to PD-1 or PD-L1 inhibitor therapy

EMT: epithelial–mesenchymal transition; MDSC: myeloid-derived suppressor cell; TAM: tumor-associated macrophages

Page 35

1. Medler et al., 2018; 2. Bonavita, 2015; 3. Liu, et al., 2019; 4. Hu et al., 2016; 5. Corrales et al., 2012; 6. Que et al., 2018; 7. Stratigos et al., 2015; 8. Burton et al., 2016; 9. Hillen et al., 2018; 10. Li et al, 2015

inflaRx

Cutaneous Squamous Cell Carcinoma (cSCC): Phase II Study Underway

INCLUSION CRITERIA

- Locally advanced or metastatic cSCC
- Refractory or resistant to PD-1 or PD-L1 inhibitor
- Locally advanced cSCC not amenable to curative treatment
- Metastatic cSCC resistant to all approved therapies

Primary Endpoints

- Arm A:
  Assess antitumor activity of vilobelimab
- Arm B:
  Determine maximum tolerated dose (MTD) or recommended Phase II dose (RP2D)
  Assess antitumor activity and safety profile of vilobelimab + pembrolizumab



ARM A: VILOBELIMAB ALONE
ARM B: VILOBELIMAB + PEMBROLIZUMAB
Stage 1
N=3
Safety Analysis
N=7
Analysis: CR or PR 1/10
Stage 2
N=19
N=3 (+3) Regimen 1
DLT Analysis
N=3 (+3) Regimen 2
DLT Analysis
N=3 (+3) Regimen 3
DLT Analysis
N=4 or 7 Regimen 1,2 or 3
Analysis: CR or PR 1/10
N=19
Safety run-in
Stage 1
Stage 2

DLT: Dose limiting toxicity; CR: complete response; PR: partial response

Page 36
inflaRx

 Strategy and outlook

 Medium Term Deliverables and Strategic Objectives  38  Advance vilobelimab in HS and PG towards Phase III and ultimate approval based on regulatory guidanceComplete Phase III development of vilobelimab in Severe COVID-19; submit for approval if results positivePlan to discuss next steps for the AAV program with regulatory authoritiesContinue to explore application of vilobelimab oncology in clinical developmentExplore extension of pipeline with initiation of clinical development of vilobelimab in other complement-mediated autoimmune / inflammatory diseasesPursue development of early-stage pipeline and continue to expand the breadth of our anti-C5a technologyContinue to explore broadening the R&D pipeline beyond anti-C5a technology as part of diversification strategy  goalS and strategy     Strong cash balance to pursue these activities: €120.6 million as of September 30, 2021

CONTROLLING
INFLAMMATION
inflaRx

INFLARX N.V.

Winzerlaer Str. 2
07745 Jena, Germany

Email: info@inflarx.com

Tel: +49-3641-508180

Fax: +49-3641-508181

www.inflarx.com

INVESTOR RELATIONS INFLARX N.V.

Jordan Zwick
Chief Strategy Officer

Email: jordan.zwick@inflarx.de